INTELLIPHARMACEUTICS INTERNATIONAL INC.
30 Worcester Road
Toronto, Ontario M9W 5X2

July 14, 2017

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Johnny Gharib, Division of Corporation Finance

Re:
Intellipharmaceutics International Inc.
  Registration Statement on Form F-3
  SEC File No. 333-218297

Dear Mr. Gharib:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, it is hereby requested that the effective date of the above-referenced Registration Statement on Form F-3 of Intellipharmaceutics International Inc. (the “Company”) be accelerated and that the Registration Statement become effective at 4:30P.M. on Monday, July 17, 2017, or as soon thereafter as possible.

In connection with the foregoing acceleration request, the Company acknowledges that:

●
should the Securities and Exchange Commission (“Commission”) or its Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

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the Company may not assert Staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INTELLIPHARMACEUTICS INTERNATIONAL INC.

By:      /s/ Domenic Della Penna
Name: Domenic Della Penna
Title:   Chief Financial Officer (Principal Financial Officer)